Filed pursuant to Rule 433
Issuer Free Writing Prospectus dated March 27, 2007
Registration Statement Nos. 33-92990, 333-13477,
333-22809, 333-59778, 333-83964, 333-113602,
333-121493, 333-132580 and 333-141513

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________________

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)
March 27, 2007
____________________

     TIAA REAL ESTATE ACCOUNT
(Exact Name of Registrant as Specified in its Charter)

New York	Not Applicable
(State or Other Jurisdiction of Incorporation)	(IRS Employer Identification No.)

     33-92990, 333-13477, 333-22809, 333-59778,
333-83964, 333-113602, 333-121493, 333-132580 and 333-141513
(Commission File Number)

c/o Teachers Insurance and Annuity Association of America
730 Third Avenue
New York, New York 10017-3206
(Address of principal executive offices) (Zip Code)

(Registrant’s Telephone Number, Including Area Code): (212) 490-9000

N/A
(Former name or former address, if changed since last report)
____________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

          The information set forth below under “Item 7.01 Regulation FD Disclosure” is incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

          From time to time, the TIAA Real Estate Account (the “Account” or the “Registrant”) prepares materials for its investors so that such investors may compare the performance of the Account to that of an independently formulated composite index. In order to facilitate comparability between the Account’s performance and this index, the Account has engaged the National Council of Real Estate Investment Fiduciaries, an independent party, to recalculate the Account’s direct real estate asset performance in accordance with the methodology used to measure performance for the real estate portion of the composite index (such document is entitled the “Report”). This recalculated performance is designed for the use of Account investors for comparison purposes only, and does not reflect the true returns experienced by holders of interests in the Account. In the future, the Account periodically intends to prepare similar comparison materials for its investors to reflect the most recent fiscal period for which data is available.

          Also, the Account will post on the TIAA-CREF internet website, www.tiaa-cref.org, a document containing Frequently Asked Questions, and answers thereto, concerning the Account (the “FAQ Document”). In the future and as appropriate from time to time, the Account periodically intends to update the FAQ Document as circumstances warrant.

          The most recently prepared Report, relating to the performance of the Account through December 31, 2006, is furnished as Exhibit 99.1 to this report. The FAQ Document is furnished as Exhibit 99.2 to this Current Report on Form 8-K. The information contained in this Item 7.01, including all information contained on TIAA-CREF’s website and including Exhibits 99.1 and 99.2 furnished herewith, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, and shall not be incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise stated in such filing.

Item 9.01           Financial Statements and Exhibits.

(a) Not Applicable.

(b) Not Applicable.

(c) Not Applicable.

(d) Exhibits.

Exhibit No.	Description

99.1 --	Quarterly Composite Index Comparison for the period ending December 31, 2006	.

99.2 --	TIAA Real Estate Account Frequently Asked Questions

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TIAA REAL ESTATE ACCOUNT

	By:	TEACHERS INSURANCE AND ANNUITY
ASSOCIATION OF AMERICA

DATE: March 27, 2007	By:	/s/ Stewart P. Greene
Stewart P. Greene
Vice President and Associate General Counsel

Exhibit 99.1

[TIAA-CREF Letterhead]

TIAA Real Estate Account
Quarterly REA Composite Index Comparison
As of Quarter Ending: December 31, 2006

Introduction

The TIAA Real Estate Account (“Account”) is unique in that it offers TIAA-CREF’s retirement plan participants exposure to a portfolio of income producing real estate, diversified across property types and geographic locations. While the Account offers investors the opportunity to invest in income-producing real estate previously only available to large institutional investors, there are relatively few sources of returns that can be used as a direct comparison for assessing the performance of the Account. In addition, such comparisons are highly complex.

The quarterly analysis which follows is designed to provide both comparison and supplemental return information to aid investors in understanding the standard performance of the Account as calculated by TIAA-CREF relative to the real estate market returns as represented by NCREIF. Because of its complexity, this analysis is best explained to institutions by registered representatives of TIAA-CREF Individual & Institutional Services, LLC.

TIAA Real Estate Account Composite Index

The TIAA Real Estate Account Composite Index (“REA Composite Index”) is comprised of:

  the total return for all real estate properties owned or managed in commingled open-end funds, as derived from the database of the National Council of Real Estate Investment Fiduciaries (“NCREIF”), an independent party (hereinafter, “NCREIF Open-end”).

  the Dow Jones Wilshire Real Estate Securities Index for real estate securities, and the iMoneyNet All-Taxable Average for short-term, cash-like investments.

The REA Composite Index composition is weighted among the above three components in a fixed 75%, 5% and 20% composition, respectively.

At this time we do not intend to add this Composite Index information to the Account’s prospectus.

For institutional investor use only. Not for distribution to the general public.

Comparison between the TIAA-CREF Calculated Account Returns and the REA Composite Index

A comparison between the standard performance of the Account as calculated by TIAA-CREF and the REA Composite Index typically results in differences stemming mainly from the different methodologies used in computing the performance of the properties held by the Account versus those in the NCREIF Open-end. The differences between the two approaches include:

Frequency of Valuation and Appraisals:

  While an annual appraisal is done by an independent appraiser, the Account values each property quarterly, and value changes, if any, are reported throughout the quarter as they become available. NCREIF Open-end contributors, for the most part, appraise properties annually and value changes are reported typically at the end of the fourth quarter.

Treatment of Leverage:

  NCREIF properties are reported on an unlevered basis regardless of the actual debt placed on the properties. TIAA-CREF incorporates the effect of leverage in the standard performance of the Account.

Timing of Activity:

  Purchases and sales of properties are accounted for in the Account’s performance on the day they close, while NCREIF does not add a newly purchased property to the index until the end of the first full quarter if it has been appraised, or after the second full quarter. When a property in the index is sold, it is deleted in the following full quarter.
  Income and capital expenditures are reflected in the Account’s performance throughout the quarter. NCREIF reflects these factors only at the end of each quarter.

Because of these differences, TIAA-CREF believes that in order to more closely compare the Real Estate Account’s returns to the REA Composite Index, the returns of the direct real estate property component of the Account must be calculated using the NCREIF methodology (“REA-NCREIF Calculation”).

REA-NCREIF Calculations

In order to compare the performance of the TIAA Real Estate Account with the REA Composite Index, the Account’s direct real estate property returns must first be calculated using NCREIF’s methodology. This is done for the Account by NCREIF under contract with TIAA-CREF. The Account’s direct real estate property returns as calculated by NCREIF are then combined with the TIAA-CREF calculated returns for the real estate securities and the short-term/cash portions of the Account. Once these steps are taken, the resulting Account performance (“TIAA REA-with NCREIF-Calculated Property Returns”) may be compared with the REA Composite Index.

The returns for the TIAA REA-with NCREIF-Calculated Property Returns and the REA Composite

For institutional investor use only. Not for distribution to the general public.

Index are calculated quarterly. (There is generally a four- to six-week lag in the reporting of the NCREIF calculation of the property components.) Once the NCREIF Calculated quarterly property return time series is available, TIAA-CREF computes quarterly twelve-quarter rolling average returns for the properties in both the Account and the REA Composite Index. The twelve-quarter rolling average is employed to smooth the distortion resulting from differences in appraisal timing and the timing of activity discussed above. NCREIF excludes the following from the REA-NCREIF Calculation of performance: foreign properties; properties held in geographically diverse portfolios within the Account; property types not included in the NCREIF universe but included in the Account; and newly-developed properties with less than one year’s operating history. Finally, historical results may be re-stated if the NCREIF Open-end data contributors, including TIAA, revise their historical information. Because the NCREIF Open-end as well as the other indices comprising the REA Composite Index are subject to revisions, we will use the most current return time series available to calculate the trailing returns reported in this document. Therefore, results for periods longer than one quarter reported in this document may differ from those reconstructed using previously reported data in the Quarterly REA Composite Index Comparison document.

Return Data Comparison

The results for the TIAA Real Estate Account’s standard returns, the TIAA REA-with NCREIF-Calculated Property Returns and the REA Composite Index are reported on the following page.

For institutional investor use only. Not for distribution to the general public.

Performance for the Period Ending December 31, 2006

	Total Returns		Annual Average Returns
						Since
	3 Months	YTD	1 Year	3 Year	5 Year	Inception (2)
TIAA Real Estate Account (1)	2.04%	14.04%	14.04%	13.53%	10.22%	9.44%

TIAA REA-with NCREIF-Calculated
Property Returns (3)	3.77%	15.01%	15.01%	11.51%	10.17%	10.44%
REA Composite Index (4)	3.51%	14.01%	14.01%	10.81%	9.34%	10.16%

(1)	Standard performance returns for the Account based on actual changes in unit values as reported to Real Estate Account participants. The differences between the Account’s standard returns calculated by TIAA-CREF and the returns of the TIAA REA-with NCREIF-Calculated Property Returns are primarily due to the differences mentioned above under “Comparison between the TIAA-CREF Calculated Account Returns and the REA Composite Index”. The effects of these differences in methodology may be significant and should not be construed by investors as an accurate indication of the Account’s actual relative performance.

Estimated annual expenses: 0.63%. Note: We estimate expenses for the year based on projected expense and asset levels. Differences between estimated and actual expenses are adjusted quarterly and reflected in current investment results.

(2)	In order to be comparable with the inception timeframe of the TIAA REA-with NCREIF-Calculated Property Returns, the Account’s standard performance returns are calculated as of 10/1/1998, not 10/1/1995, the Account’s official inception date. This is necessary to allow the Account’s standard return inception to be comparable to that of the TIAA REA-with NCREIF-Calculated Property Returns, where the direct real estate property component is calculated using a twelve-quarter roll. The first twelve-quarter roll incorporates quarterly returns going back since Q1 1996, the first quarter of the REA-NCREIF Calculated direct real estate property returns.

(3)	The Real Estate Account’s performance with the direct real estate property component return calculated by NCREIF for the Account; calculation uses twelve quarter rolling average. The REIT and short-term/cash components of the return are calculated by TIAA-CREF.

(4)	Described above under “TIAA Real Estate Account Composite Index” and calculated using a twelve-quarter rolling average for the direct real estate component.

The performance data quoted represents past performance, and is no guarantee of future results. Your returns and the principal value of your investment will fluctuate so that your accumulation units or shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance quoted herein. For performance current to the most recent month, visit www.tiaa-cref.org/advisors or call 888 842-0318.

The TIAA Real Estate Account looks for favorable long-term returns through capital appreciation and rental income. In the past, real estate returns have shown little correlation to stock and bond returns, have been less volatile than stocks in particular, and have tended to provide a good hedge against inflation. The risks associated with real estate ownership, include fluctuations in property values, higher expenses or lower income than expected, and potential environmental problems and liability. For a more complete discussion of these and other risks, please consult the prospectus.

The Real Estate Account is available in California beginning January 1, 2006 if offered under the employer’s plan or for a specific product. Please contact us about availability. While recently enacted legislation makes the TIAA Real Estate

For institutional investor use only. Not for distribution to the general public.

Account available to participants in California, a number of additional regulatory and administrative requirements must be met before we can begin accepting investments into this account.

TIAA-CREF Individual & Institutional Services, LLC and Teachers Personal Investors Services, Inc. distribute securities products.

You should consider the investment objectives, risks, charges and expenses carefully before investing. This presentation must be preceded or accompanied by a current prospectus. Please call 888 842-0318 or go to www.tiaa-cref.org/advisors for additional copies that contain this and other information. Please read the prospectus carefully before investing. For broker/dealer and financial advisor use only. Not for distribution to the general public.

The TIAA Real Estate Account has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the TIAA Real Estate Account has filed with the Securities and Exchange Commission for more complete information about the TIAA Real Estate Account and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission website at http//www.sec.gov. Alternatively, the TIAA Real Estate Account, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request by calling toll-free 800 842-2776.

TIAA Real Estate Account Prospectus:
http://www.sec.gov/Archives/edgar/data/946155/000093041306003560/c41348_424b3.htm

TIAA Real Estate Account Prospectus Supplements:
http://www.sec.gov/Archives/edgar/data/946155/000093041306006594/c44134_424b3.htm
http://www.sec.gov/Archives/edgar/data/946155/000093041306007686/c44998_424b3.htm
http://www.sec.gov/Archives/edgar/data/946155/000093041307000864/c46376_424b3.htm

© 2007 Teachers Insurance and Annuity Association – College Retirement Equities Fund (TIAACREF), 730 Third Avenue, New York, NY 10017-3206. C36972

C37919

For institutional investor use only. Not for distribution to the general public.

Exhibit 99.2

TIAA REAL ESTATE ACCOUNT
FREQUENTLY ASKED QUESTIONS

1.	What is the objective of the TIAA Real Estate Account?

The Account seeks favorable long-term returns primarily through rental income and appreciation of real estate investments. The Account also will invest in publicly traded securities and other investments that are easily converted to cash to purchase or improve properties, cover other expenses, or make redemptions.

2.	What is the TIAA Real Estate Account investment strategy?

As of the May 1, 2006 Prospectus update, the Account seeks to invest 70 to 95 percent of its assets directly in real estate or real estate–related investments. The Account’s principal strategy is to purchase direct ownership interests in income producing real estate, such as office, industrial, retail, and multi-family residential properties. The Account can also invest in other real estate or real estate–related investments, through joint ventures, real estate partnerships or real estate equity securities.

3.	How is the Real Estate Account managed?

The Real Estate Account’s management team is a part of the Global Real Estate Equities group within TIAA-CREF Asset Management – Proprietary Investments. Within the Global Real Estate Equities group, approximately 65 associates manage over $20 billion in real estate-related assets as of year-end 2006. The Account is directed by the portfolio management team. The portfolio managers oversee the activities of acquisition, asset management and disposition professionals who manage the direct real estate, REITs, other real estate-related investments and short-term holdings of the Account.

For more information on the Account’s portfolio management, please see the TIAA Real Estate Account’s Prospectus - Appendix A under the section: Portfolio Management Team.

4.	What does the TIAA Real Estate Account invest in?
The Account can invest, but is not limited to investing, in the following real estate-related assets:

	o	Direct or joint venture ownership of commercial properties throughout the United States and internationally

	o	Commercial mortgages

	o	Real Estate Investment Trust (REIT) common stock, preferred stock, and debt

	o	Mortgage-backed securities (including commercial mortgage-backed securities)

	o	Real estate funds

        The Account can invest in the following non-real estate-related assets:

o	High quality commercial paper;

o	Government agency bonds.

Please see the TIAA Real Estate Account Form 10K for the Account’s current composition: http://www.sec.gov/Archives/edgar/data/946155/000093041307002399/c45775_10-k.htm

5.	Are investments in the TIAA Real Estate Account leveraged?

The Account may hold leverage within certain limitations. Leverage is limited to 30% of the Account’s total net assets. On any individual property, leverage is limited to 70% of value. Within these parameters, the Account may establish and draw upon a line of credit in order to meet short-term needs.

6.	Are all the investments wholly-owned or are there joint-venture partnerships?

While the majority of investments are wholly owned, the Account does hold property with co-ownership through a variety of legal arrangements, the most common including joint ventures and general or limited partnerships.

7.	Is the Real Estate Account invested in any international properties?
As of year-end 2006, the Account holds one investment outside of the United States: an office property in London.

8.	What is your target asset allocation across property types and regions?

As of the May 1, 2006 Prospectus, the Real Estate Account's investment strategy is to invest between 70-95% of its assets directly in real estate or real estate-related investments, which will vary from time to time depending on market conditions and the availability of high quality real estate. The Account seeks to diversify its investments by type of property and geographic location; however, this diversification is dependent upon market conditions, the availability of both the product type and the availability of cash to invest by the Account.

9.	How do you select properties for the Account?

An annual business plan is prepared that provides an overall strategy for the Account. As part of this plan, certain geographic markets are targeted based on extensive market research. In addition to geographic diversification, property-type diversification is also a factor in the selection of properties. This is driven by market conditions as well as how the property type and geography compliment the Account's existing assets. The strategy is implemented by senior management and a team of acquisition professionals.

10.

How do you allocate properties between the Real Estate Account (a defined contribution Account), the Core Property Fund (an institutional investment vehicle), and the Traditional Annuity (a defined benefit account)?

All three portfolios are active purchasers of real estate investments. However, they have fundamentally different investment strategies that minimize situations when they compete for the same transactions.

When the portfolios do have interest in acquiring the same property or properties, a TIAA Allocation Committee comprised of the portfolio managers and senior management ensures the appropriate allocation between accounts. This is accomplished by considering factors such as the effect of the purchase on the diversification of each account’s portfolio, the investment strategy fit for a particular account, and other relevant legal or investment policy factors. If unanimity on allocation is not achieved, a strict rotation system will be used whereby the interested account highest on the list will be allocated the investment, and then such account will fall to the bottom of the list thereafter.

For more information, please see the TIAA Real Estate Account Prospectus, under the section Establishing and Managing the Account – The Role of TIAA.

11.	Who manages the properties owned by the Account?

The Account hires primarily nationally recognized commercial real estate property management firms, which have local management companies or offices to perform the onsite daily management of the properties.

12.	How often can I transfer out of (sell units of) the Real Estate Account?
Transfers out of the Account can be executed at any time but are limited to once per quarter.

13.	Why are transfers limited?

Because excessive transfer activity can hurt the Account’s performance, the quarterly restriction was imposed to dissuade investors with a short-term investment horizon and/or market timing strategists from using the Account for speculative purposes or short-term gain. Real estate assets are not as liquid as public market securities. They generally require a long-term investment horizon, as well as a longer period of time to buy and sell.

14.	How are properties valued?

The properties are valued once a year by an independent appraiser and on a quarterly basis by an MAI Certified Appraiser on the TIAA internal appraisal team. The fair value of the real estate is an estimate of the most probable price for which the property would sell in the open market. Where there is a mortgage on the property, the mortgage is valued separately and the property is valued as if free and clear of the mortgage. The appraisals or valuations are performed in accordance with the Uniform Standards of Professional Appraisal Practices (USPAP), the real estate industry standards created by the Appraisal Foundation. Appraisers use all three valuation methods for appraisals (Discounted Cash Flow valuation model, Capitalized Income Approach, and Sales Comparison Approach). In most cases, the Discounted Cash Flow model is the most appropriate methodology which reflects the then current market conditions.

15.	What are the Internal Rates of Returns (IRR) for the Real Estate Account?

While IRR may be calculated for the underlying properties within the Account, IRR is neither an applicable measurement nor a good indication of performance for open-end accounts such as the TIAA Real Estate Account. In open-end accounts, a manager has no control over the timing of participant cash flows into or out of the Account.

16.	How do you derive daily unit values for the Real Estate Account when real estate transactions don't occur every day?

The assets of the Account are valued at the close of each business day. The values of the properties are adjusted daily to account for capital expenditures and appraisals as they occur. In addition, a daily equivalent of net operating income is taken into consideration and adjusted for actual transactional activity. The remaining assets in the Account are primarily marketable securities that are priced daily.

17.	Why doesn't Morningstar report on the TIAA Real Estate Account?
Due to the unique nature of the Account, currently Morningstar has no category in which to place the TIAA Real Estate Account.

18.	What are the historical total returns of the Account?
See annual total returns in table below.

TIAA Real Estate Account
Annual Returns
Inception: 10/02/1995

Year	Total Return
1995*	1.32*
1996	8.33
1997	10.07
1998	8.07
1999	8.17
2000	10.66
2001	6.29
2002	3.41
2003	7.50
2004	12.57
2005	14.02
2006	14.04

*1995 figure represents three months cumulative returns, since the Account's inception was October 2, 1995.

TIAA REAL ESTATE ACCOUNT
Investment Performance Summary
For Period Ending December 31, 2006

		1 Year	5 Year	10 Year
Net Assets	Exp.	01/01/06	01/01/02	01/01/97
(in $Mil.)	Ratio	to	to	to	Inception
12/31/2006	(bps)	12/31/06	12/31/06	12/31/06	Date
$14,132.7	63	14.04%	10.22%	9.43%	10/02/95

The performance data quoted represents past performance, and is no guarantee of future results. Your returns and the principal value of your investment will fluctuate so that your accumulation units or shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance quoted herein. For performance current to the most recent month, visit www.tiaa-cref.org/advisors or call 888 842-0318 .

19.	Does the Account report GIPS (Global Investment Performance Standards, formerly AIMR – Association for Investment Management and Research) compliant presentations?

Yes. TIAA-CREF claims GIPS compliance on a firm-wide basis. Since the Real Estate Account is fee-paying and discretionary, the Account is included in the TIAA-CREF Domestic Real Estate Composite which reports GIPS compliant performance. For a complete GIPS compliant presentation for the TIAA Real Estate Account, please contact the Product Management area within TIAA-CREF Asset Management.

20.	How does the TIAA Real Estate Account’s performance compare to its benchmark?

The TIAA Real Estate Account is a unique product. While the Account invests primarily in directly owned real estate, it also invests in other real estate-related assets (such as REIT common stock) and holds short term investments. Because of its unique structure, there are no publicly available sources of returns that investors can use as a direct comparison for assessing performance.

In order to provide a relative measure for comparison, TIAA has constructed a Real Estate Account Composite Index for use by institutional clients. The REA Composite Index is calculated as a weighted average of property performance data from the National Council of Real Estate Fiduciaries (NCREIF, the real estate industry standard for property performance), the Dow Jones Wilshire Real Estate Securities Index, and the iMoneyNet All-Taxable Average. The Account’s returns that are compared to the REA Composite Index are a weighted average of the Account’s property returns as calculated by NCREIF and the Account’s short-term and REIT returns.

There are various nuances involved in these calculations which are fully explained in a REA Composite Index Comparison document which is prepared each quarter. Because of its complexity, this analysis is best explained to institutional investors by registered representatives of TIAA-CREF Individual & Institutional Services, Inc. For more information, please contact the Product Management area within TIAA-CREF Asset Management.

21.	What are the Income and Capital Appreciation returns on the Account’s properties?

TIAA Real Estate Account

Direct Real Estate Segment - Properties Only
01/01/1996 - 12/31/2006

		Capital
		Appreciation
Year	Income Return	Return
1996	9.89	1.33
1997	9.84	2.40
1998	9.51	5.50
1999	9.02	2.23
2000	9.05	1.97
2001	8.88	(1.27)
2002	8.70	(3.74)
2003	8.10	0.47
2004	7.45	7.07
2005	6.30	11.47
2006	5.93	10.07

Income and capital appreciation are presented on a gross of fees basis and represent the returns achieved on direct investments in real estate only.

22.	Why is the expense ratio for the Real Estate Account so high compared to other TIAA-CREF products?

The Real Estate Account’s expense ratio is high in comparison to the other TIAA-CREF retirement products for several reasons. The Real Estate Account incurs expenses that are not incurred by the other TIAA-CREF products, such as: Independent Fiduciary fees, appraisal fees, the liquidity guarantee premium, and in-house asset management fees. However, in comparison to fees charged by other companies for their variable annuities and mutual fund products across all Morningstar categories, the Account's expense ratio is low.

23.	How can you guarantee liquidity for the Real Estate Account?

The Account has historically held 15% - 20% of its assets in liquid securities (i.e., real estate equity securities, commercial mortgage-backed securities, commercial paper, government agency bonds and cash). These liquid assets together with cash flow from operating activities and participant transactions are available to meet the Account’s cash needs, transfer requests, and/or withdrawal requests. In addition, the Real Estate Account may borrow up to 30% of the Account’s total net asset value to meet its liquidity needs.

In the event that this level of liquidity is not sufficient, the TIAA General Account will purchase liquidity units in accordance with its Liquidity Guarantee. The cost of this guarantee is imbedded in the expense charge of the Account.

24.	What are the Real Estate Account’s investment risks?

The Account is subject to certain risks which include but are not limited to market and investment style risk. Real estate has specific risks as well, including fluctuations in property value, higher expenses or lower income than expected and environmental problems and other liabilities. The Account's concentration in the real estate sector makes it subject to greater risk and volatility than diversified portfolios, and its value may be substantially influenced by economic events affecting the real estate industry.

For a complete list of investment risks, please see the TIAA Real Estate Account Prospectus, under the Risks section.

25.	Are the properties insured for losses due to natural disasters, terrorism, or vandalism?

The Account’s managers make every effort to obtain comprehensive insurance on every building owned by the Real Estate Account. Investors should be aware, however, that in certain markets, certain types of insurance coverage are either unavailable or prohibitively priced.

26.	How do you manage risk in the Real Estate Account?

The objective of the Real Estate Account is to maximize the Account's total return while maintaining an acceptable level of risk. That level of risk is managed through geographic and property-type asset diversification, diversification of lease expirations and extensive analysis of tenants' credit. Investments are primarily made in core assets that are generally stabilized. In addition, hold/sell analyses are performed on a regular basis to determine the optimal time to sell assets.

27.	What is the Real Estate Account’s Beta?

The beta of a stock fund measures the volatility that the fund experiences relative to the stock market as a whole, as measured by a market index (such as the S&P 500). The Real Estate Account invests in real property, other real-estate-related assets such as REITs, and short-term instruments. Given that there is no publicly traded market or appropriate representative market index to which the TIAA Real Estate Account can be appropriately compared, beta is not a meaningful measure for the Account.

28.	What is the Real Estate Account’s volatility, and how does it compare to other asset classes?

When investors measure risk, they typically refer to the volatility of returns over time. Volatility is captured in the statistical measurement of standard deviation. It indicates the degree to which returns tend to deviate from an average over a specific period of time. Clearly, the smaller the standard deviation, the less variability in returns from period to period, and theoretically, the less ‘risky’ the investment. Of course, volatility characteristics may change over time. There may be periods of stability and periods of turbulence in the history of an asset class. The table below shows the volatility of quarterly returns of various asset classes and the TIAA Real Estate Account.

Standard Deviation (%), Annualized
	Three Years	Five Years	Ten Years
	2004-2006	2002-2006	1997-2006
TIAA Real Estate Account	1.8	1.9	1.7
Stocks	7.5	13.1	16.7	S&P 500 Index
Bonds	3.3	4.0	3.8	LB Aggregate Bond Index
Cash	0.4	0.4	0.5	U.S. 30 Day Tbill
REITS	19.7	17.2	15.7	NAREIT-All

Calculations based on monthly total returns.
Index data source: Ibbotson Associates.

As you can see in the table above, the TIAA Real Estate Account returns have been relatively stable over the periods measured. Only the returns of cash-like assets (as represented by the U.S. 30-day T-bill Index) have experienced less volatility. Over the past ten years, bond returns (as represented by the Lehman Aggregate Bond Index) were more than twice as volatile (3.8% vs. 1.7%) and stock returns (as represented by the S&P 500 Index) were ten times as volatile (16.7%% vs. 1.7%) .

29.	What is the TIAA Real Estate Account’s Risk-Adjusted Return ratio, and how does it compare to other asset classes?

The table below shows Risk-Adjusted Return ratios (average return divided by standard deviation of those returns) for the TIAA Real Estate Account as well as other asset classes.

Risk-Adjusted Return (%), Annualized
	Three Years	Five Years	Ten Years
	2004-2006	2002-2006	1997-2006
TIAA Real Estate Account	7.3	5.3	5.7
Stocks	1.4	0.5	0.5	S&P 500 Index
Bonds	1.1	1.3	1.7	LB Aggregate Bond Index
Cash	6.6	5.5	6.9	U.S. 30 Day Tbill
REITs	1.2	1.3	0.9	NAREIT-All

Calculations based on monthly total return.

The performance data quoted represents past performance, and is no guarantee of future results.
Index data source: Ibbotson Associates.

As you can see, for the periods measured, the Account has consistently offered among the highest return per unit of risk compared to the other asset classes.

30.	Is the Account a good diversifier?

The adage, “don’t put all your eggs in one basket”, refers to the concept of diversification. In a financial environment, investing in asset classes that behave similarly is like putting all your eggs in the same basket. One indicator of the relationship between different asset classes is correlation. Correlation is a statistical measure that indicates how closely the returns of two assets classes move over time. An asset class is considered a good portfolio diversifier if its correlation to other asset classes in a portfolio is low or negative. Correlations range from -1.0 to 1.0. A correlation of 1.0 indicates that the assets’ returns move perfectly together (i.e., when Asset A increases by 10%, Asset B increases by 10% as well). Conversely, a correlation of -1.0 indicates that they move in an exact opposite pattern (i.e., when Asset A increases by 10%, Asset B decreases by 10%).

	Correlation Matrix
	October 1995 to December 2006
	TIAA REA	Stocks	Bonds	Cash
TIAA Real Estate Account (REA)	1.00
Stocks	0.12	1.00			S&P 500 Index
Bonds	0.09	-0.06	1.00		LB Aggregate Bond Index
Cash	0.14	0.06	0.12	1.00	U.S. 30 Day Tbill

Correlation matrix based on monthly total returns.
Index data source: Ibbotson Associates.

The correlation matrix above shows that the TIAA Real Estate Account is an excellent diversifying addition to a typical mixed-asset portfolio that contains stocks, bonds, and liquid cash-like assets. Its correlation to each of the other typical asset classes, as represented by well known market indexes, is very low at 0.14 or less.

31.	How is your real estate research function organized?

The TIAA Real Estate Account and TIAA real estate investment activity is supported by a dedicated team of research professionals. Through a combination of internal analysis and a wide array of external data and resources, they provide in-depth evaluation of real estate markets, local demographics, and underlying economic forces that affect real estate market conditions.

32.	What is the Real Estate Account’s policy on holding cash?
See REA FAQ #23 above.

33.     Where can I get more detailed information about the Real Estate Account?

           On the TIAA-CREF Internet site
TIAA Real Estate Account Fact Sheet, updated quarterly -
http://www.tiaa-cref.org/pdf/fact_sheets/tiaa_real_estate.pdf

          Securities and Exchange Commission (S.E.C.) Filings
TIAA Real Estate Account Prospectus:
http://www.sec.gov/Archives/edgar/data/946155/000093041306003560/c41348_424b3.htm

TIAA Real Estate Account Prospectus Supplements:
http://www.sec.gov/Archives/edgar/data/946155/000093041306006594/c44134_424b3.htm
http://www.sec.gov/Archives/edgar/data/946155/000093041306007686/c44998_424b3.htm
http://www.sec.gov/Archives/edgar/data/946155/000093041307000864/c46376_424b3.htm

Form 10K, updated annually –
http://www.sec.gov/Archives/edgar/data/946155/000093041307002399/c45775_10-k.htm

TIAA (Teachers Insurance and Annuity Association), New York, NY and TIAA-CREF Life Insurance Co., New York, NY issues insurance and annuities.

The risks associated with real estate ownership, include fluctuations in property values, higher expenses or lower income than expected, and potential environmental problems and liability. For a more complete discussion of these and other risks, please consult the prospectus.

The Real Estate Account is available in California beginning January 1, 2006 if offered under the employer’s plan or for a specific product. Please contact us about availability. While recently enacted legislation makes the TIAA Real Estate Account available to participants in California, a number of additional regulatory and administrative requirements must be met before we can begin accepting investments into this account.

TIAA-CREF Individual & Institutional Services, LLC and Teachers Personal Investors Services, Inc. distribute securities products.

You should consider the investment objectives, risks, charges and expenses carefully before investing. This presentation must be preceded or accompanied by a current prospectus. Please call 888 842-0318 or go to www.tiaa-cref.org/advisors for additional copies that contain this and other information. Please read the prospectus carefully before investing. For broker/dealer and financial advisor use only. Not for distribution to the general public.

The TIAA Real Estate Account has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the TIAA Real Estate Account has filed with the Securities and Exchange Commission for more complete information about the TIAA Real Estate Account and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission website at http//www.sec.gov. Alternatively, the TIAA Real Estate Account, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request by calling toll-free 800 842-2776.

© 2007 Teachers Insurance and Annuity Association – College Retirement Equities Fund (TIAACREF), 730 Third Avenue, New York, NY 10017-3206.

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